SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13D-101)


   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)


                            PALOMAR ENTERPRISES, INC.
                                (Name of Issuer)


                            SERIES B PREFERRED STOCK
                          Convertible into Common Stock
                         (Title of Class of Securities)


                                   697522 407
                                 (CUSIP Number)


                                 KARSTEN BEHRENS
                       CHAROLETTE HOUSE, CHAROLETTE STREET
                                 P.O. BOX N-342
                                 NASSAU, BAHAMAS
                                 49 171 287 6644
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               September 21, 2005
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d(f), or 240.13d(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Laguana Partners, Ltd.
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [_]
                                                                         (b) [X]

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3   SEC USE ONLY

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4   SOURCE OF FUNDS (SEE INSTRUCTIONS)
    WC

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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS
    2(d) or 2(e)                                                             [_]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Bahamas
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 NUMBER OF      7   SOLE VOTING POWER
   SHARES           23,000,000 shares of the common stock of the Issuer
BENEFICIALLY
 OWNED BY
   EACH             * Equal to the voting power of 2,3000,000,000,000 shares
 REPORTING          of the common stock of the Issuer
  PERSON
   WITH
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                8   SHARED VOTING POWER
                    None
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                9   SOLE DISPOSITIVE POWER
                    23,000,000 shares of the Series B Preferred stock of the
                    Issuer
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               10   SHARED DISPOSITIVE POWER
                    None
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     23,000,000 shares of the Series B Preferred stock of the Issuer
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [_]
     (SEE INSTRUCTIONS)
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES  [_]
     100% of the Series B Preferred stock of the Issuer
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14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     PN
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
ITEM 1. SECURITY AND ISSUER.

     This statement relates to the common stock of Palomar Enterprises, Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1802 N. Carson Street, Suite 212-2705, Carson City, Nevada 89701-1230.

ITEM 2. IDENTITY AND BACKGROUND.

     Pursuant to Rule 13d-1(k)(1) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13D is hereby filed by Laguana Partners, Ltd., a Bahamian corporation (the "Reporting Person"). The Reporting Person's business address is Charolette House, Charolette Street, P.O. Box N-342, Nassau, Bahamas. The Reporting Person is in the business of making investments.

     On June 29, 2005, the Reporting Person agreed to acquire 23,000,000 shares of the Series B Preferred stock of the Issuer for a total consideration of 400,000 EUR (approximately $486,000). Each share of the Issuer's Series B Preferred stock is convertible into 100 shares of the Issuer's common stock. On all matters submitted to a vote of the holders of the Issuer's common stock, including, without limitation, the election of directors, a holder of shares of the Series B Preferred stock is entitled to the number of votes on such matters equal to the number of shares of the Series B Preferred stock held by such holder multiplied by 100. As a consequence, the Reporting Person will have the power to vote 2,300,000,000 shares of the Issuer's common stock.

     During the last five years, the Reporting Person (a) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (b) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     The Reporting Person is organized under the laws of the Bahamas.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The consideration for the 23,000,000 shares of the Series B Preferred stock of the Issuer will be delivered to the Issuer by the Reporting Person in three installments. The first installment of 120,000 EUR (approximately $145,800) was delivered to the Issuer on September 20, 2005. The second installment of 140,000 EUR (approximately $170,000) will be delivered to the Issuer within two or three days of the date of this Schedule 13D. The third installment of 140,000 EUR (approximately $170,000) will be delivered to the Issuer within one week of the date of this Schedule 13D. As of the date of this Schedule 13D, all of the 23,000,000 shares of the Series B Preferred stock sold pursuant to the agreement have been delivered to the Reporting Person.

ITEM 4. PURPOSE OF TRANSACTION.

     The Reporting Person acquired its interest in the Issuer for investment purposes. The Reporting Person will have the power to vote 2,300,000,000 shares of the Issuer's common stock, which number exceeds the majority of the issued and outstanding common shares of the Issuer on the date of this Schedule 13D. The Reporting Person used its working capital as consideration for the 23,000,000 shares of the Series B Preferred stock of the Issuer.

     As a holder of 23,000,000 shares of the Registrant's common stock, but with the power to vote 2,300,000,000 shares of the Registrant's common stock, Laguana Partners will have the power to influence the management of the Registrant as to various business and corporate matters. Although Laguana Partners will have the power to vote 2,300,000,000 shares of the Registrant's common stock, each of Steve Bonenberger and Brent Fouch has the power to vote 4,500,000,000 shares of the Registrant's common stock. Each of Messrs. Bonenberger and Fouch holds 4,500,000 shares of the Registrant's Series A Preferred stock. Each share of the Registrant's Series A Preferred stock is convertible into 1,000 shares of the Registrant's common stock. On all matters submitted to a vote of the holders of the Registrant's common stock, including, without limitation, the election of directors, a


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
holder of shares of the Series A Preferred stock is entitled to the number of votes on such matters equal to the number of shares of the Series A Preferred stock held by such holder multiplied by 1,000. As a consequence, Messrs. Bonenberger and Fouch together have the power to vote 9,000,000,000 shares of the Registrant's common stock, which number exceeds the majority of the issued and outstanding common shares of the Registrant on the date of this Schedule 13D. Messrs. Bonenberger and Fouch are the only officers and directors of the Registrant.

     Other than the completed transactions described in Items 3 and 4, the Reporting Person has no present plans or proposals that relate to or that would result in any of the following actions:

     1. The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     2. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     3. A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     4. Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     5. Any material change in the present capitalization or dividend policy of the Issuer;

     6. Any other material change in the Issuer's business or corporate structure;

     7. Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     8. Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     9. A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     10.  Any  action  similar  to  any  of  those  enumerated  above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     The Reporting Person may be deemed to be the beneficial owner of 23,000,000 shares of the Series B Preferred stock of the Issuer, which constitute 100 percent of the issued and outstanding Series B Preferred stock of the Issuer. The Reporting Person has the power to vote 23,000,000 shares of the Series B Preferred stock of the Issuer, which is equal to the voting power of 2,300,000,000 shares of the common stock of the Issuer. The Reporting Person has the sole power to vote and to dispose of all shares of the preferred stock of the Issuer owned by it directly.

     Other than the transactions described in Items 3 and 4 above, there have been no transactions in the common stock of the Issuer by the Reporting Person during the last 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     To the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.


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
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     EXHIBIT NO.     IDENTIFICATION OF EXHIBIT
     -----------     ---------------------------

        10.1         Agreement  between the Issuer and Laguana Partners, Ltd.
                     dated June 29, 2005.

                                    SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 26, 2005.
                                             LAGUANA PARTNERS, LTD.



                                             By
                                                --------------------------------
                                                 Karsten Behrens, Principal


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